Steve Przesmicki

+1 858 550 6070

przes@cooley.com

January 29, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz
Jeffrey Gabor
Jeanne Bennett
Mary Mast

Re:	Longboard Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted December 15, 2020
CIK No. 0001832168

Ladies and Gentlemen:

On behalf of Longboard Pharmaceuticals, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 11, 2021 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1 (the “DRS”). In response to the Comments, the Company has revised the disclosures in the DRS and is confidentially submitting an amendment to the DRS (the “Amended DRS”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1 submitted December 15, 2020

Prospectus Summary, page 1

1.

We note your statements on page 1 and elsewhere that your product candidates are highly selective. Please remove all statements that present your conclusions regarding the efficacy of your product candidate as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies or advise why this disclosure is appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure to remove statements that present a conclusion regarding the efficacy of our product candidates.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission January 29, 2021 Page Two

2.

We note that “5-HT2a and 5-HT2b receptor subtypes have been known to be associated with significant adverse side effects.” Please revise to briefly describe the type and severity of the adverse side effects associated with 5-HT2a and 5-HT2b receptor subtypes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 19, 90 and 96 of the Amended DRS.

3.

Please revise to clarify the relationship, if any, between the expanded access program referenced on page 2 and the Phase 3 clinical trial referenced on page 4. Please also revise to briefly explain what an expanded access program is.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 90 of the Amended DRSto provide a brief explanation of what an expanded access program is. The Company advises the Staff that it is not aware of any relationship between the expanded access program and Phase 3 clinical trial.

4.

On page 3 you state that Arena designed LP352, LP143, and LP659 to have distinct chemistry and therapeutic profiles from Arena’s other product candidates with similar mechanisms of actions. Please revise to briefly explain how your product candidates are distinct from Arena’s.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Amended DRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Royalty Purchase Agreement, page 78

5.

Please revise to disclose the material terms of your Royalty Purchase Agreement, including, without limitation, the upfront purchase fee paid, the aggregate milestones payable, the royalties payable, the term of the agreement, and termination provisions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 147 and 148 of the Amended DRS. The Company also respectfully submits that, because the purchase under the Royalty Purchase Agreement has been consummated, there are no termination provisions.

Business

Our Product Candidates

LP352, an oral, centrally acting, highly selective 5-HT2c superagonist, page 93

6.

On page 97 you state that “Lorcaserin has been tested in a small study of “off-label” use in five children with Dravet syndrome, for which all patients in the study exhibited some degree of decreased seizure activity.” Please revise to more specifically describe the results of the study.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 98 of the Amended DRS.

7.

We note your acknowledgement that the studies included in the comparison table on page 97 were not head-to-head studies. Please tell us why you believe these comparisons are appropriate. Address in your response whether you expect to be able to rely on such comparisons to support an application for marketing approval.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission January 29, 2021 Page Three

Response: The Company respectfully submits the following:

The table on page 99 of the Amended DRS includes a reference to EC50 and Ki measures. These measures reflect the assay values obtained from preclinical studies conducted by or on behalf of Arena Pharmaceuticals, Inc., and, in the case of lorcaserin, measures that appear in the U.S. Food and Drug Administration (“FDA”) approved prescribing information. In its application for marketing approval, the Company expects to describe the “selectivity” of LP352 and specifically enumerate its EC50 and Ki values for 5-HT2c, 5-HT2b and 5-HT2a receptors. The Company also expects to include the data known to it regarding the EC50 and Ki values for lorcaserin and nordexfenfluramine in its application for marketing approval. This information has been important in the Company’s decision to develop LP352 and the Company also believes this information will be important in supporting marketing approval for LP352, and therefore believes it is important to provide this information to investors.

Lastly, the information underscores the Company’s belief that LP352 may avoid the side effects experienced with other therapies, due to LP352’s negligible observed impact on 5-HT2a and 5-HT2b receptor subtypes.

8.

We note your statement on page 97 that LP352 has potential “best-in-class” selectivity. This term suggests that your product candidates are effective and likely to be approved. Please delete this reference. If your use of the term was designed to convey your belief that your product candidates are based on a differentiated technology or approach, you may further discuss how your technology or approach differs from those of your competitors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 98 of the Amended DRS.

9.

Please revise page 99 to state the number of subjects reflected in the results of Parts A and B of your Phase 1 clinical trial. Additionally, please revise to explain what you mean by “no significant food effect” and explain the target plasma exposure obtained.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the Amended DRS.

LP143, a centrally acting, highly selective, full CB2 agonist, page 99

10.	Please revise page 102 to describe the LP143 and LP659 pre-clinical studies in further detail, including the number of subjects and duration, and, if powered for statistical significance, p-values.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 103 and 104 of the Amended DRS.

LP659, a centrally acting, highly selective S1P1,5 modulator, page 102

11.	Please revise page 103 to explain the basis for the statement that the S1P1 receptor has been “well validated.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the Amended DRS to reflect the basis for the Company’s statement that S1P receptors generally have been well-validated.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission January 29, 2021 Page Four

License Agreement with Arena, page 104

12.

Please revise page 104 to describe the “certain products” commercialized by Arena and any upfront payments paid or payable under the agreement. Additionally, on page 105 you mention that the Arena License Agreement requires “payment of milestones and/or royalties.” To the extent applicable, please revise your description of the agreement on page 104 to include a description of any milestone payment provisions. We also note that on page 104 you say the term will expire on the latest to occur of several events, including the expiration date of the last valid claim on a country-by-country basis. Please revise to clarify when these claims are expected to expire.

Response: In response to the Staff’s comment, the Company advises the Staff there are no milestone obligations under the agreement and has updated the disclosure on page 106 of the Amended DRS accordingly.

Intellectual Property, page 105

13.

Please revise to clarify which jurisdictions have granted patents for compositions of matter and methods of treatment and their respective expiration dates. Additionally, please revise to disclose the expected expiration dates for pending patent applications and the identification of all applicable jurisdictions where patents applications are pending.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 107 of the Amended DRS.

Certain Relationships and Related Person Transactions, page 142

14.	Please revise page 142 to state the fees payable under the Services Agreement with Arena pursuant to Item 404(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 of the Amended DRS.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Amended DRS.

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission January 29, 2021 Page Five

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Amended DRS as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6070, Charles S. Kim of Cooley LLP at (858) 550-6049, or Asa M. Henin of Cooley LLP at (858) 550-6104 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Steve Przesmicki

Steve Przesmicki

Cooley LLP

cc:	Kevin R. Lind, Longboard Pharmaceuticals, Inc.

Brandi L. Roberts, Longboard Pharmaceuticals, Inc.

Charles S. Kim, Cooley LLP

Asa M. Henin, Cooley LLP

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Chris C. Geissinger, Latham & Watkins LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com